RUSKIN MOSCOU FALTISCHEK P.C.

1425 Reckson Plaza, East Tower

Uniondale, NY  11556

Writer’s Direct Dial:  (516) 663-6546

Writer’s Direct Fax:   (516) 663-6746

Writer’s E-Mail:        ssieger@rmfpc.com

                                                                                                                December 15, 2006

Michael McTiernan

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:                               GTJ REIT, Inc. Form S-11 Registration Statement on Form S-4-
Amendment No. 2 File #333-136110

Dear Mr. McTiernan:

                This letter is in response to the telephonic comments of Eric McPhee of yesterday concerning our response to Item 2 in our letter to the SEC dated December 5, 2006.

                1.  Comment.  Please explain the reason for not including all of the New York City financial statements.

                Answer:  The Registrant decided not to include the complete financial statements of the City of New York. The financial statements included in the Annual Report of the City of New York are prepared in conformity with generally accepted accounting principles for governments in the United States of America as prescribed by the Governmental Accounting Standards Board (GASB).  GASB contains a unique set of accounting standards and requirements that are quite different from GAAP. The financial information is presented in a manner which investors are not accustomed to reviewing. The Registrant believes it would be confusing for investor to read and understand the hundreds of pages of the financial statements just to make a determination as to whether or not the City of New York has the financial ability to pay the monthly rent under its rental agreements with the Bus Companies.  As a result, the Registrant decided to include summarized financial information that was presented in the City of New York’s Management Discussion and Analysis section of the Annual Report.

That section highlights revenue and expenses and changes in the Net Deficit for the fiscal year.  In addition, the Registrant extracted the information from the section “Financial Analysis of the Government-Wide Financial Statements”. That section included summarized balance sheet information which highlighted current assets, capital assets, long-term liabilities, other liabilities, and the net assets.  As stated in the City of New York’s Annual Report: “increases and decreases of net assets may over time serve as a useful indicator of changes in a government’s financial position”. The tables included in the proxy statement/prospectus highlight the change in net assets.

The Registrant will also include in the proxy statement/prospectus the sections of the City of New York’s annual report that discuss debt administration and material commitments.

2.              Comment.  Can the Registrant separately state New York City cash?

Answer:  The Registrant will, in a separate paragraph of the proxy statement/prospectus, disclose the New York City cash at June 30, 2006 and June 30, 2005, which was $10.0 billion and $12.8 billion, respectively.

                3.  Comment.  Please state the basis on which the New York City financial statements were prepared.

                Answer:  The basic financial statements of The City of New York (City or primary government) were prepared in conformity with generally accepted accounting principles for governments in the United States of America as prescribed by the Governmental Accounting Standards Board (GASB).  This will be stated in the proxy statement/prospectus.

                4.  Comment.  Are there updated New York City financial statements?

                Answer:  New York City has, since the last filing, released its Annual Report for the Year Ended June 30, 2006 and proxy statement/prospectus will include fiscal 2006 financial information cited above.

Very truly yours,

/s/ Stuart M. Sieger

STUART M. SIEGER
For the Firm

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cc:           Jerome Cooper

                Paul Cooper

                Douglas Cooper

                Adam Silvers

                Michael Schnipper